September 8, 2025

Lanny Baker
Chief Financial Officer
Etsy, Inc.
117 Adams Street
Brooklyn, NY 11201

        Re: Etsy, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Filed February 19, 2025
Dear Lanny Baker:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of 2024 and 2023, page 76

1. Please quantify all factors cited as contributing to variances between periods. In doing so, describe the relative degree of the impact of each of volume and pricing referred to in the analysis of revenue. Refer to the introductory paragraph of Item 303(b) of
       Regulation S-K and (b)(2)(i) therein, and section III.D of Release No. 33-6835
       (501.04 of our Codification of Financial Reporting Policies) for guidance.
 September 8, 2025
Page 2
Liquidity and Capital Resources
Historical Cash Flows
Net Cash Provided by Operating Activities, page 81

2. Net cash provided by operating activities increased $47.0 million in 2024 compared to
       2023. We note cash paid for income taxes, net of refunds, increased approximately
       $47.0 million in 2024 compared to 2023 which decreases operating cash flow for
       2024, though not described here as a material factor affecting operating cash flows between periods. From the preceding, it appears there is $94 million or more in factors contributing to the increase in 2024 not specified or quantified, exclusive of the disclosed impact of decreased cash net income that is not quantified. Please revise to specifically state and quantify all material factors contributing to the change in operating cash flows between periods. Refer to the guidance noted above. In regard to your reference to "cash net income," please explain to us and disclose what this represents and how it is determined.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services